Exhibit 99.1

TAL Education Group Announces Unaudited Financial Results for the

Fourth Fiscal Quarter and the Fiscal Year 2026

(Beijing–April 23, 2026)—TAL Education Group (NYSE: TAL) (“TAL” or the “Company”), a smart learning solutions provider in China, today announced its unaudited financial results for the fourth quarter and the fiscal year ended February 28, 2026.

Highlights for the Fourth Quarter of Fiscal Year 2026

-	Net revenues were US$802.4 million, compared to net revenues of US$610.2 million in the same period of the prior year.
-	Income from operations was US$72.5 million, compared to loss from operations of US$16.0 million in the same period of the prior year.
-	Non-GAAP income from operations, which excluded share-based compensation expenses, was US$82.2 million, compared to non-GAAP loss from operations of US$1.7 million in the same period of the prior year.
-	Net income attributable to TAL was US$244.8 million, compared to net loss attributable to TAL of US$7.3 million in the same period of the prior year.
-	Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, was US$254.5 million, compared to non-GAAP net income attributable to TAL of US$7.0 million in the same period of the prior year.
-	Basic and diluted net income per American Depositary Share (“ADS”) were both US$0.44. Non-GAAP basic and diluted net income per ADS, which excluded share-based compensation expenses, were US$0.46 and US$0.45, respectively. Three ADSs represent one Class A common share.
-	Cash, cash equivalents and short-term investments totaled US$3,239.3 million as of February 28, 2026, compared to US$3,618.4 million as of February 28, 2025.

Highlights for the Fiscal Year Ended February 28, 2026

-	Net revenues were US$3,008.9 million, compared to net revenues of US$2,250.2 million in the prior year.
-	Income from operations was US$276.0 million, compared to loss from operations of US$3.2 million in the prior year.
-	Non-GAAP income from operations, which excluded share-based compensation expenses, was US$319.1 million, compared to non-GAAP income from operations of US$61.8 million in the prior year.
-	Net income attributable to TAL was US$530.8 million, compared to net income attributable to TAL of US$84.6 million in the prior year.
-	Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, was US$573.8 million, compared to non-GAAP net income attributable to TAL of US$149.5 million in the prior year.
-	Basic and diluted net income per ADS were US$0.93 and US$0.92, respectively. Non-GAAP basic and diluted net income per ADS, which excluded share-based compensation expenses, were US$1.00 and US$0.99, respectively.

Financial Data——Fourth Quarter and Fiscal Year 2026

(In US$ thousands, except per ADS data and percentages)

	Three Months Ended
	February 28,
	2025	2026	Pct. Change
Net revenues	610,239	802,389	31.5%
(Loss)/income from operations	(16,015)	72,473	(552.5)%
Non-GAAP (loss)/income from operations	(1,692)	82,224	(4,959.6)%
Net (loss)/income attributable to TAL	(7,311)	244,790	(3,448.2)%
Non-GAAP net income attributable to TAL	7,012	254,541	3,530.1%
Net (loss)/income per ADS attributable to TAL – basic	(0.01)	0.44	(3,774.6)%
Net (loss)/income per ADS attributable to TAL – diluted	(0.01)	0.44	(3,735.4)%
Non-GAAP net income per ADS attributable to TAL – basic	0.01	0.46	3,883.9%
Non-GAAP net income per ADS attributable to TAL – diluted	0.01	0.45	3,899.7%

	Fiscal Year Ended
	February 28,
	2025	2026	Pct. Change
Net revenues	2,250,233	3,008,908	33.7%
(Loss)/income from operations	(3,155)	276,039	(8,849.3)%
Non-GAAP income from operations	61,784	319,132	416.5%
Net income attributable to TAL	84,591	530,751	527.4%
Non-GAAP net income attributable to TAL	149,530	573,844	283.8%
Net income per ADS attributable to TAL – basic	0.14	0.93	565.5%
Net income per ADS attributable to TAL – diluted	0.14	0.92	567.4%
Non-GAAP net income per ADS attributable to TAL – basic	0.25	1.00	307.0%
Non-GAAP net income per ADS attributable to TAL – diluted	0.24	0.99	308.2%

"We concluded fiscal year 2026 with solid progress across our core businesses. We have expanded our reach to more users and strengthened engagement by enhancing our offerings and operational capabilities. This has also enabled us to better serve the evolving needs of learners, " said Alex Peng, TAL’s President & Chief Financial Officer.

Mr. Peng added, "As we enter fiscal year 2027, we remain focused on driving quality growth across our business lines. We will also continue to strengthen our operational execution to support long-term efficiency improvements."

Financial Results for the Fourth Quarter of Fiscal Year 2026

Net Revenues

In the fourth quarter of fiscal year 2026, TAL reported net revenues of US$802.4 million, representing a 31.5% increase from US$610.2 million in the fourth quarter of fiscal year 2025.

Operating Costs and Expenses

In the fourth quarter of fiscal year 2026, operating costs and expenses were US$729.9 million, representing a 16.6% increase from US$626.3 million in the fourth quarter of fiscal year 2025. Non-GAAP operating costs and expenses, which excluded share-based compensation expenses, were US$720.2 million, representing a 17.7% increase from US$611.9 million in the fourth quarter of fiscal year 2025.

Cost of revenues increased by 28.2% to US$375.2 million from US$292.6 million in the fourth quarter of fiscal year 2025. Non-GAAP cost of revenues, which excluded share-based compensation expenses, increased by 28.5% to US$374.8 million, from US$291.7 million in the fourth quarter of fiscal year 2025.

Selling and marketing expenses increased by 1.4% to US$220.9 million from US$218.0 million in the fourth quarter of fiscal year 2025. Non-GAAP selling and marketing expenses, which excluded share-based compensation expenses, increased by 2.0% to US$218.5 million, from US$214.3 million in the fourth quarter of fiscal year 2025.

General and administrative expenses increased by 15.7% to US$133.8 million from US$115.6 million in the fourth quarter of fiscal year 2025. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 19.7% to US$126.8 million, from US$106.0 million in the fourth quarter of fiscal year 2025.

Total share-based compensation expenses allocated to the related operating costs and expenses decreased by 31.9% to US$9.8 million in the fourth quarter of fiscal year 2026 from US$14.3 million in the same period of fiscal year 2025.

Gross Profit

Gross profit increased by 34.5% to US$427.2 million from US$317.6 million in the fourth quarter of fiscal year 2025. The gross margin for the fourth quarter of fiscal year 2026 was 53.2%, compared to 52.0% in the same period of the prior year.

(Loss)/Income from Operations

Income from operations was US$72.5 million in the fourth quarter of fiscal year 2026, compared to loss from operations of US$16.0 million in the fourth quarter of fiscal year 2025. Non-GAAP income from operations, which excluded share-based compensation expenses, was US$82.2 million, compared to Non-GAAP loss from operations of US$1.7 million in the same period of the prior year.

Other Income

Other income was US$275.0 million for the fourth quarter of fiscal year 2026, compared to other income of US$13.0 million in the fourth quarter of fiscal year 2025. The change in other income for the fourth quarter was mainly driven by fluctuations in the fair value of certain investments.

Impairment Loss on Long-term Investments

Impairment loss on long-term investments was US$41.4 million in the fourth quarter of fiscal year 2026, compared to US$4.2 million in the fourth quarter of fiscal year 2025.

Income Tax Expense

Income tax expense was US$77.0 million in the fourth quarter of fiscal year 2026, compared to income tax expense of US$14.0 million in the fourth quarter of fiscal year 2025.

Net (Loss)/Income Attributable to TAL Education Group

Net income attributable to TAL was US$244.8 million in the fourth quarter of fiscal year 2026, compared to net loss attributable to TAL of US$7.3 million in the fourth quarter of fiscal year 2025. Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, was US$254.5 million, compared to Non-GAAP net income attributable to TAL of US$7.0 million in the fourth quarter of fiscal year 2025.

Basic and Diluted Net (Loss)/Income per ADS

Basic and diluted net income per ADS were both US$0.44, in the fourth quarter of fiscal year 2026. Non-GAAP basic and diluted net income per ADS, which excluded share-based compensation expenses, were US$0.46 and US$0.45, respectively, in the fourth quarter of fiscal year 2026.

Cash Flow

Net cash used in operating activities for the fourth quarter of fiscal year 2026 was US$215.0 million.

Cash, Cash Equivalents, and Short-Term Investments

As of February 28, 2026, the Company had US$1,523.9 million of cash and cash equivalents and US$1,715.4 million of short-term investments, compared to US$1,771.3 million of cash and cash equivalents and US$1,847.1 million of short-term investments as of February 28, 2025.

Deferred Revenue

As of February 28, 2026, the Company’s deferred revenue balance was US$882.2 million, compared to US$671.2 million as of February 28, 2025.

Financial Results for the Fiscal Year Ended February 28, 2026

Net Revenues

In fiscal year 2026, TAL reported net revenues of US$3,008.9 million, representing a 33.7% increase from US$2,250.2 million in fiscal year 2025.

Operating Costs and Expenses

In fiscal year 2026, operating costs and expenses were US$2,732.9 million, representing a 21.3% increase from US$2,253.4 million in fiscal year 2025. Non-GAAP operating costs and expenses, which excluded share-based compensation expenses, were US$2,689.8 million, representing a 22.9% increase from US$2,188.4 million in fiscal year 2025.

Cost of revenues increased by 27.9% to US$1,343.4 million from US$1,050.0 million in fiscal year 2025. Non-GAAP cost of revenues, which excluded share-based compensation expenses, increased by 28.6% to US$1,341.6 million from US$1,043.6 million in fiscal year 2025.

Selling and marketing expenses increased by 18.7% to US$889.1 million from US$748.8 million in fiscal year 2025. Non-GAAP selling and marketing expenses, which excluded share-based compensation expenses, increased by 19.9% to US$878.2 million from US$732.6 million in fiscal year 2025.

General and administrative expenses increased by 10.1% to US$500.4 million from US$454.7 million in fiscal year 2025. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 14.0% to US$470.0 million from US$412.2 million in fiscal year 2025.

Total share-based compensation expenses allocated to the related operating costs and expenses decreased by 33.6% to US$43.1 million in fiscal year 2026 from US$64.9 million in fiscal year 2025.

Gross Profit

Gross profit increased by 38.8% to US$1,665.5 million from US$1,200.3 million in fiscal year 2025. The gross margin in fiscal year 2026 was 55.4%, compared to 53.3% in the prior year.

(Loss)/Income from Operations

Income from operations was US$276.0 million in fiscal year 2026, compared to loss from operations of US$3.2 million in the prior year. Non-GAAP income from operations, which excluded share-based compensation expenses, was US$319.1 million, compared to US$61.8 million Non-GAAP income from operations in the prior year.

Other Income

Other income was US$390.2 million in fiscal year 2026, compared to other income of US$64.7 million in the prior year. The change in other income in fiscal year 2026 was mainly driven by fluctuations in the fair value of certain investments.

Impairment Loss on Long-term Investments

Impairment loss on long-term investments was US$42.8 million in fiscal year 2026, compared to US$12.9 million in fiscal year 2025.

Income Tax Expense

Income tax expense was US$154.4 million in fiscal year 2026, compared to US$38.3 million of income tax expense in fiscal year 2025.

Net (Loss)/Income Attributable to TAL Education Group

Net income attributable to TAL was US$530.8 million in fiscal year 2026, compared to net income attributable to TAL of US$84.6 million in fiscal year 2025. Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, was US$573.8 million, compared to US$149.5 million Non-GAAP net income attributable to TAL in the prior year.

Basic and Diluted Net (Loss)/Income per ADS

Basic and diluted net income per ADS were US$0.93 and US$0.92, respectively, in fiscal year 2026. Non-GAAP basic and diluted net income per ADS, which excluded share-based compensation expenses, were US$1.00 and US$0.99, respectively, in fiscal year 2026.

Cash Flow

Net cash provided by operating activities in fiscal year 2026 was US$601.5 million.

Share Repurchase

On July 28, 2025, TAL’s board of directors authorized a new share repurchase program under which the Company may repurchase up to US$600 million of the Company’s common shares over the next 12 months. Between January 29, 2026 and April 22, 2026, the Company has repurchased 101,371 common shares at an aggregate consideration of approximately US$3.3 million.

Change to the Management Team

Effective April 22, 2026, Mr. Mi Tian has stepped down as Chief Technology Officer and transitioned to Senior Vice President. Mr. Tian will focus on selected technology initiatives in his new capacity.

Conference Call

The Company will host a conference call and live webcast to discuss its financial results for the fourth fiscal quarter of fiscal year 2026 ended February 28, 2026 at 8:00 a.m. Eastern Time on April 23, 2026 (8:00 p.m. Beijing time on April 23, 2026).

Please note that you will need to pre-register for conference call participation at https://dpregister.com/sreg/10208034/103bc38d804.

Upon registration, you will receive an email containing participant dial-in numbers, passcode, and a unique access PIN. This information will allow you to gain immediate access to the call. Participants may pre-register at any time, including up to and after the call start time.

A live and archived webcast of the conference call will be available on the Investor Relations section of TAL's website at https://ir.tal.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, TAL Education Group’s strategic and operational plans contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to continue to provide competitive learning services and products; the Company’s ability to continue to recruit, train and retain talents; the Company’s ability to improve the content of current course offerings and develop new courses; the Company’s ability to maintain and enhance its brand; the Company’s ability to maintain and continue to improve its teaching results; and the Company’s ability to compete effectively against its competitors. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and TAL Education Group undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

About TAL Education Group

TAL Education Group is a smart learning solutions provider in China. The acronym “TAL” stands for “Tomorrow Advancing Life”, which reflects our vision to promote top learning opportunities for students through both high-quality teaching and content, as well as leading edge application of technology in the education experience. TAL Education Group offers comprehensive learning solutions to students from all ages through diversified class formats. Our learning solutions mainly cover enrichment learnings programs and some academic subjects in and out of China. Our ADSs trade on the New York Stock Exchange under the symbol “TAL”.

About Non-GAAP Financial Measures

In evaluating its business, TAL considers and uses the following measures defined as non-GAAP financial measures by the SEC as supplemental metrics to review and assess its operating performance: non-GAAP cost of revenues, non-GAAP selling and marketing expenses, non-GAAP general and administrative expenses, non-GAAP operating costs and expenses, non-GAAP income from operations, non-GAAP net income attributable to TAL, non-GAAP basic and non-GAAP diluted net income per ADS. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

TAL believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses that may not be indicative of its operating performance from a cash perspective. TAL believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to TAL’s historical performance and liquidity. TAL computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. TAL believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

For further information, please contact:

Jackson Ding

Investor Relations

TAL Education Group

Tel: +86 10 5292 6669-8809

Email: ir@tal.com

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	As of February 28, 2025	As of February 28, 2026
ASSETS

Current assets
Cash and cash equivalents	$1,771,260	$1,523,879
Restricted cash, current	187,846	227,551
Short-term investments	1,847,120	1,715,446
Inventory, net	104,876	143,326
Amounts due from related parties, current	37	46
Prepaid expenses and other current assets	215,781	232,870
Total current assets	4,126,920	3,843,118
Restricted cash, non-current	32,625	34,608
Property and equipment, net	472,366	500,710
Deferred tax assets	3,487	3,170
Rental deposits	22,131	28,058
Intangible assets, net	394	45,975
Goodwill	155	45,545
Land use rights, net	182,880	189,779
Amounts due from related parties, non-current	96	134
Long-term investments	305,105	828,249
Long-term prepayments and other non-current assets	27,844	37,216
Operating lease right-of-use assets	329,064	379,727
Total assets	$5,503,067	$5,936,289

LIABILITIES AND EQUITY

Current liabilities
Accounts payable	$146,300	$152,513
Deferred revenue, current	624,272	832,839
Amounts due to related parties, current	93	97
Accrued expenses and other current liabilities	582,227	672,344
Operating lease liabilities, current	88,453	109,393
Total current liabilities	1,441,345	1,767,186
Deferred revenue, non-current	46,955	49,353
Deferred tax liabilities	3,474	67,981
Operating lease liabilities, non-current	244,895	278,083
Total liabilities	1,736,669	2,162,603

Equity
Class A common shares	154	156
Class B common shares	49	49
Treasury stock	-	(20)
Additional paid-in capital	4,294,819	3,694,418
Statutory reserve	179,537	216,638
Accumulated deficit	(624,078)	(130,428)
Accumulated other comprehensive loss	(83,914)	(6,376)
Total TAL Education Group's equity	3,766,567	3,774,437
Non-controlling interests	(169)	(751)
Total equity	3,766,398	3,773,686
Total liabilities and equity	$5,503,067	$5,936,289

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	For the Three Months Ended February 28,		For the Fiscal Year Ended February 28,
	2025	2026	2025	2026
Net revenues	$610,239	$802,389	$2,250,233	$3,008,908
Cost of revenues (note 1)	292,646	375,158	1,049,975	1,343,430
Gross profit	317,593	427,231	1,200,258	1,665,478
Operating expenses (note 1)
Selling and marketing	217,981	220,931	748,750	889,053
General and administrative (note 2)	115,627	133,827	454,663	500,386
Total operating expenses	333,608	354,758	1,203,413	1,389,439
(Loss)/income from operations	(16,015)	72,473	(3,155)	276,039
Interest income, net	19,072	14,817	83,482	62,030
Other income	12,950	275,016	64,717	390,155
Impairment loss on long-term investments	(4,241)	(41,404)	(12,933)	(42,814)
Income before income tax expense and (loss)/income from equity method investments	11,766	320,902	132,111	685,410
Income tax expense	(13,972)	(76,952)	(38,320)	(154,417)
(Loss)/income from equity method investments	(5,194)	440	(9,531)	(855)
Net (loss)/income	$(7,400)	$244,390	$84,260	$530,138
Add: Net loss attributable to non-controlling interests	89	400	331	613
Total net (loss)/income attributable to TAL Education Group	$(7,311)	$244,790	$84,591	$530,751
Net (loss)/income per common share
Basic	$(0.04)	$1.33	$0.42	$2.79
Diluted	(0.04)	1.31	0.41	2.75
Net (loss)/income per ADS (note 3)
Basic	$(0.01)	$0.44	$0.14	$0.93
Diluted	(0.01)	0.44	0.14	0.92

Weighted average shares used in calculating net (loss)/income per common share
Basic	202,627,554	184,629,323	201,963,823	190,420,468
Diluted	202,627,554	186,620,660	205,222,753	192,925,293

Note1: Share-based compensation expenses are included in the operating costs and expenses as follows:

	For the Three Months		For the Fiscal Year
	Ended February 28,		Ended February 28,
	2025	2026	2025	2026
Cost of revenues	$963	$362	$6,389	$1,874
Selling and marketing expenses	3,691	2,386	16,101	10,839
General and administrative expenses	9,669	7,003	42,449	30,380
Total	$14,323	$9,751	$64,939	$43,093

Note 2: GAAP and non-GAAP general and administrative expenses include government subsidies, which were separately presented in our historical financial statements. This reclassification has been made to conform to the presentation for the current period, and such reclassification had no impact on the Group’s previously reported (loss)/income from operations, net (loss)/income, shareholders’ equity, or cash flows.

Note 3: Three ADSs represent one Class A common share.

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

Comprehensive (loss)/income

(In thousands of U.S. dollars)

	For the Three Months Ended February 28,		For the Fiscal Year Ended February 28,
	2025	2026	2025	2026
Net (loss)/income	$(7,400)	$244,390	$84,260	$530,138
Other comprehensive (loss)/income, net of tax	(13,376)	39,844	(17,724)	77,569
Comprehensive (loss)/income	(20,776)	284,234	66,536	607,707
Add: Comprehensive loss attributable to non-controlling interests	44	387	69	582
Comprehensive (loss)/income attributable to TAL Education Group	$(20,732)	$284,621	$66,605	$608,289

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

Cash flows

(In thousands of U.S. dollars)

	For the Three Months Ended February 28,		For the Fiscal Year Ended February 28,
	2025	2026	2025	2026
Net cash (used in)/provided by operating activities	$(226,332)	$(214,965)	$397,923	$601,467
Net cash used in investing activities	(314,289)	(475,945)	(847,028)	(175,746)
Net cash used in financing activities	(55,104)	(18,937)	(13,167)	(643,512)
Effect of exchange rate changes	(998)	10,284	(3,473)	12,098
Net decrease in cash, cash equivalents and restricted cash	(596,723)	(699,563)	(465,745)	(205,693)
Cash, cash equivalents and restricted cash at the beginning of period	2,588,454	2,485,601	2,457,476	1,991,731
Cash, cash equivalents and restricted cash at the end of period	$1,991,731	$1,786,038	$1,991,731	$1,786,038

TAL EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	For the Three Months Ended February 28,		For the Fiscal Year Ended February 28,
	2025	2026	2025	2026
Cost of revenues	$292,646	$375,158	$1,049,975	$1,343,430
Share-based compensation expenses in cost of revenues	963	362	6,389	1,874
Non-GAAP cost of revenues	291,683	374,796	1,043,586	1,341,556

Selling and marketing expenses	217,981	220,931	748,750	889,053
Share-based compensation expenses in selling and marketing expenses	3,691	2,386	16,101	10,839
Non-GAAP selling and marketing expenses	214,290	218,545	732,649	878,214

General and administrative expenses(note 2)	115,627	133,827	454,663	500,386
Share-based compensation expenses in general and administrative expenses	9,669	7,003	42,449	30,380
Non-GAAP general and administrative expenses(note 2)	105,958	126,824	412,214	470,006

Operating costs and expenses	626,254	729,916	2,253,388	2,732,869
Share-based compensation expenses in operating costs and expenses	14,323	9,751	64,939	43,093
Non-GAAP operating costs and expenses	611,931	720,165	2,188,449	2,689,776

(Loss)/income from operations	(16,015)	72,473	(3,155)	276,039
Share-based compensation expenses	14,323	9,751	64,939	43,093
Non-GAAP (loss)/income from operations	(1,692)	82,224	61,784	319,132

Net (loss)/income attributable to TAL Education Group	(7,311)	244,790	84,591	530,751
Share-based compensation expenses	14,323	9,751	64,939	43,093
Non-GAAP net income attributable to TAL Education Group (note 4)	$7,012	$254,541	$149,530	$573,844

Net (loss)/income per ADS
Basic	$(0.01)	$0.44	$0.14	$0.93
Diluted	(0.01)	0.44	0.14	0.92
Non-GAAP net income per ADS
Basic	$0.01	$0.46	$0.25	$1.00
Diluted	0.01	0.45	0.24	0.99
ADSs used in calculating net (loss)/income per ADS
Basic	607,882,662	553,887,969	605,891,469	571,261,404
Diluted	607,882,662	559,861,980	615,668,259	578,775,879
ADSs used in calculating Non-GAAP net income per ADS
Basic	607,882,662	553,887,969	605,891,469	571,261,404
Diluted	616,868,733	559,861,980	615,668,259	578,775,879

Note 4: The tax effect of share-based compensation expenses was immaterial in the fourth quarter and in fiscal year 2026.